

SEC 07001447 ISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65660 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Annascaul Advisors LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 High Ridge Road
(No. and Street)

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

Stamford (City) CT (State) 06905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Landers (203) 321-2133
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salibello & Broder LLP
(Name – *if individual, state last, first, middle name*)

633 Third Avenue, 13th Floor (Address) New York (City) NY (State) 10017 (Zip Code)



SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2007
WASH, D.C.
185
SECTION


**CHECK ONE:**

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Patrick Landers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Annascaul Advisors LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

JEANETTE WATERS
Notary Public, State of New York
No. 01WA6169113
Qualified in Kings County

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ANNASCAUL ADVISORS LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2006**
**With Independent Auditors' Report**

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Salibello & Broder LLP
Certified Public Accountants

## CONTENTS

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

# INDEPENDENT AUDITORS' REPORT

The Managing Member
Annascaul Advisors LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Annascaul Advisors LLC (the "Company") as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Salibello & Broder LLP

February 20, 2007

ANNASCAUL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

**Assets**

| | |
|---|---|
| Cash and cash equivalents | $ 234,851 |
| Accounts receivable | 2,006 |
| Computers and other equipment, at cost less accumulated depreciation of $6,687 | 6,752 |
| Other assets | 1,430 |
| | $ 245,039 |

**Liabilities and Members' Capital**

| | |
|---|---|
| Liabilities: | |
| Accrued expenses | $ 5,747 |
| Members' capital | 239,292 |
| | $ 245,039 |

**The accompanying notes are an integral part of this financial statement.**

ANNASCAUL ADVISORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

## Note 1 - Organization and nature of business

Annascaul Advisors LLC (the "Company"), a Delaware corporation, was originally formed on September 16, 2002, under another name. The name of the limited liability company was changed to Annascaul Advisors LLC on April 7, 2004. The Company was formed to provide investment banking financial advisory services to various corporations and clients. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of National Association of Securities Dealers, Inc.

The Company has two classes of members' interests. The two classes are identical except that the Class A member possesses total voting power. The Class A member contributed $1 to the Company while the Class B member contributed $150,000 to the Company.

Profits and losses are allocated to the members based on their proportion of contributed capital. As of December 31, 2006, the Members' Capital applicable to the Class A member was $2 and the Members' Capital applicable to the Class B member was $239,290.

Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual.

## Note 2 - Summary of significant accounting policies

### Basis of accounting

The accompanying statement of financial condition has been prepared on the accrual basis of accounting.

### Computers and other equipment

Computers and other equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Additions and betterments are capitalized. Repairs and maintenance are charged to operations as incurred.

### Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

## Note 2 - Summary of significant accounting policies (cont'd)

Cash and cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Income taxes

Federal and state income taxes have not been provided for since the members are individually liable for their own federal and state tax payments.

## Note 3 - Computers and other equipment

At December 31, 2006, computers and other equipment consists of the following:

| | |
|---|---|
| Computers and other equipment | $ 13,439 |
| Less: accumulated depreciation | 6,687 |
| | $ 6,752 |

## Note 4 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2006.

## Note 5 - Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The carrying value of cash and accounts receivable approximate fair values due to the short-term nature of these items.

The Company maintains its cash balance at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006 the balance exceeded this limit by approximately $135,000.

In the course of its business, the Company enters into contracts with its clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Company's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients.

ANNASCAUL ADVISORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

**Note 6 - Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $229,104, which was $224,104 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .025 to 1.

END